Exhibit 12.2

OFFICEMAX INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

	Year Ended December 31
	2005	2004	2003	2002	2001
		(thousands, except ratios)
Interest costs	$141,455	$155,689	$134,930	$133,762	$129,917
Interest capitalized during the period	—	28	391	3,937	1,945
Interest factor related to noncapitalized leases(a)	120,989	130,229	15,974	11,128	11,729

Total fixed charges	262,444	285,946	151,295	148,827	143,591
Preferred stock dividend requirements—pretax	4,378	12,211	13,864	14,548	15,180

Combined fixed charges and preferred dividend requirements	$266,822	$298,157	$165,159	$163,375	$158,771

Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	$(37,616)	$379,442	$49,240	$1,352	$(42,113)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(5,104)	(6,211)	(8,695)	2,435	8,039
Total fixed charges	262,444	285,946	151,295	148,827	143,591
Less interest capitalized	—	(28)	(391)	(3,937)	(1,945)

Total earnings before fixed charges	$219,724	$659,149	$191,449	$148,677	$107,572

Ratio of earnings to combined fixed charges and preferred dividend requirements	—	2.21	1.16	—	—
Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$47,098	$—	$—	$14,698	$51,199

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.